SEC FILE NUMBER
001-40697
CUSIP NUMBERS
42227R109 42227R117 42227R208

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Healthwell Acquisition Corp. I

Full Name of Registrant

N/A

Former Name if Applicable

1001 Green Bay Rd. #227

Address of Principal Executive Office (Street and Number)

Winnetka, IL 60093

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Healthwell Acquisition Corp. I (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2021 within the prescribed time period. While there can be no assurances, the Company is working to file its Quarterly Report on Form 10-Q on or before the fifth calendar day extension provided by Rule 12b-25.

On November 10, the Company’s management and the Audit Committee, after consultation with Marcum LLP, the Company’s independent registered public accounting firm, concluded that the Company’s audited balance sheet as of August 5, 2021 filed in the Company’s Form 8-K filed on August 12, 2021 contained errors relating to (i) the classification of the $5,000,000 stockholders’ equity as permanent equity, which the Company has determined should be reclassified as temporary equity; and (ii) the accounting for the sale of indirect interests in the founder shares by the Company’s sponsor to certain anchor investors in connection with their participation in the Company’s initial public offering, which the Company has determined should be accounted for as a non-cash offering cost. In light of these errors, it was determined that it is appropriate to amend and restate the Company’s previously issued audited balance sheet as of August 5, 2021 reflecting receipt of the proceeds upon consummation of the Company’s initial public offering and the private placement that was included in the Company’s Current Report on Form 8-K filed on August 12, 2021. The reclassification of amounts from permanent equity to temporary equity result in non-cash financial statement corrections and will have no impact on the Company’s current or previously reported cash position, operating expenses or total operating, investing or financing cash flows. Further, the additional offering costs recorded in relation to the anchor investors also result in non-cash financial statement corrections and will have no impact on the Company’s current or previously reported cash position and investing or financing cash flows. The “Cash held in trust account” is correctly stated at $250,000,000 in the previously filed audited balance sheet of August 5, 2021. Following the conclusion of the restatement, the Company anticipates it will be in a position to file its Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alyssa J. Rapp	(847)	230-9162
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “anticipate,” “estimate,” “will,” “predict,” and the negatives thereof or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding the filing of the Quarterly Report on Form 10-Q. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect, which could result in our expectations not being realized or otherwise materially affect our ability to file the Quarterly Report on Form 10-Q within the five-day extension period provided by the rules of the U.S. Securities and Exchange Commission. Such risks and uncertainties include, but are not limited to, those risks and uncertainties described in greater detail in our filings with the Securities and Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Healthwell Acquisition Corp. I

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2021	By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Chief Executive Officer